Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 001-32314

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On November 4, 2004, we held a conference call announcing our earnings for the quarter ended September 30, 2004. The following are copies of slides used in connection with our conference call.

New Century

Financial Corporation

Third Quarter 2004 Conference Call Presentation

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this slide presentation may be deemed to be forward-looking statements under federal securities laws, and we intend that such forward-looking statements be subject to the safe harbor created thereby. The forward-looking statements include: (i) our 2004 net earnings, earnings per share and production volume projections; (ii) our expectation that New Century Financial Corporation, or New Century Financial (the REIT), will purchase an additional $3 billion or more of loans from New Century TRS Holdings, Inc., or New Century TRS, its taxable REIT subsidiary (TRS) during the remainder of the fourth quarter; (iii) our expectation that our 2005 dividends per share will be $6.00 or more; (iv) our 2005 EPS guidance of $9.00 or more; (v) our 2005 loan production guidance of $45 billion or more; (vi) our 2005 estimates regarding loan origination volume, loan portfolio balance, spread income and pre-tax earnings at the REIT level; (vii) our 2005 estimates regarding loan origination volume, whole loan sales, mortgage banking income, net earnings and retained earnings at the TRS level; (viii) our belief that our “Total Return REIT” model will we allow us to deliver a sizable and stable dividend and foster franchise growth; (ix) our expectation that we will implement our key operating initiatives including: expanding geographically and increasing our sales staff, expanding our product menu, implementing our Home123 retail expansion and rolling out our new loan origination system; (x) our belief that our new loan origination system will increase standardization of operations and cost efficiency; (xi) our estimates regarding the economics of our REIT portfolio including net margin, weighted average coupon, pass-thru rates on bonds, annual losses, capitalized costs and servicing fees in 2005; (xii) our estimated REIT earnings including net spread assumptions and earnings per share for 2005; (xiii) our 2005 earnings assumptions at the TRS level including: total loan production, loan production sold to the REIT, loan production sold in the secondary market, average sales price over par (net of discounted sales), warehouse net interest earned, cost of acquisition, pre-tax operating margin, after-tax operating margin and projected earnings per share; (xiv) our 2005 estimates regarding retained earnings at the TRS level and our expectation that TRS retained earnings will allow us to continue to grow our loan portfolio and annual dividends; (xv) our expectation that our conversion to a REIT will allow us to provide attractive returns and lower risks to our stockholders; and (xvi) our belief that we have the size, scale, capital base and flexibility to efficiently operate in a competitive environment. We caution that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to: (i) the condition of the U.S. economy and financial system; (ii) the interest rate environment; (iii) the condition of the markets for whole loans and mortgage-backed securities; (iv) the stability of residential property values; (v) the ability of New Century TRS to commence or consummate the tender offer to convert its $210 million convertible senior notes; (vi) our ability to comply with the requirements applicable to REITs; (vii) our ability to continue to maintain low loan acquisition costs; (viii) the potential effect of new state or federal laws and regulations; (ix) the effect of increasing competition in our sector; (x) our ability to maintain adequate credit facilities to finance our business; (xi) the outcome of litigation or regulatory actions pending against us; (xii)

our ability to adequately hedge our residual values; (xiii) the accuracy of our assumptions regarding our repurchase allowance, production, operating margin, residual valuations, prepayment speeds and losses; (xiv) our ability to finalize our forward sale commitments; (xv) our ability to deliver loans in accordance with the terms of our forward sale commitments; (xvi) the assumptions underlying our risk management practices; and (xvii) the ability of our servicing platform to maintain high performance standards. Additional information on these and other factors is contained in the Annual Report of New Century TRS on Form 10-K for the year ended December 31, 2003, as amended, and the other periodic filings of New Century Financial and New Century TRS with the SEC. We assume no obligation to update the forward-looking statements contained in this slide presentation.

New Century Financial and New Century TRS have filed a joint registration statement on Form S-4 with the Securities and Exchange Commission in connection with the above-referenced tender offer. In addition to the joint registration statement, New Century Financial and New Century TRS intend to file other documents relating to the offer, including a tender offer statement and related offer materials. We urge the noteholders and other securityholders to read the joint registration statement, as well as the tender offer statement and other related offer materials when we file them with the Securities and Exchange Commission, because these documents will contain important information. You will be able to obtain these documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century Financial and New Century TRS with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman Avenue, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

This slide presentation does not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of the securities to be delivered in connection with the above-referenced tender offer in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Financial Highlights

2004 2003

Production Volume (in billions)

Third Quarter $10.0 $8.6

Nine Months Ended 30.7 19.1

Year 40.0+(e) 27.4

Net Earnings (in millions)

Third Quarter $107.3 $64.9

Nine Months Ended 296.9 171.4

Year 400.0 (e) 245.5

Earnings Per Share (in dollars)

Third Quarter $2.49 $1.75

Nine Months Ended 6.96 4.58

Year 8.25 - 8.75 (e) 6.56

(e) estimate

Financial Highlights

Completed:

Raised gross proceeds of $818 million in equity offerings

REIT purchased $6.6 billion of CMO/ABS securities from taxable REIT subsidiary (TRS) (Oct. ‘04)

Expected:

REIT will purchase an additional $3 billion or more of loans from the TRS during the remainder of fourth quarter Declared 4Q04 dividend of $1.50 per share Tender offer for our $210 million convertible senior notes

2005 Outlook:

Dividend of $6.00 per share or more Earnings per share of $9.00 or more Production volume of $45 billion or more

Total Return REIT - 2005

Dividends + Franchise Growth

Pre-Tax Earnings - $343 million

Spread Income - $567 million

Average Loan Portfolio - $14 billion

Loan Originations - $10 billion

REIT

Retained Earnings

Net Earnings - $263 million

Mortgage Banking Income $525 million

Whole Loan Sales - $35 billion

Loan Originations - $35 billion

TRS

Managed Assets $’s in billions

$12.0

$10.0

$8.0

$6.0

$4.0

$2.0

$0.0

$1.0 $3.6 $5.4 $5.0 $4.0 $3.2 $6.5 $11.9

1997 1998 1999 2000 2001 2002 2003 9/30/04

Note: The chart above includes mortgage loans held for investment and other managed assets, including the loans underlying our residual interests in securitizations.

Operations Overview

Annual Production Growth

($’s in billions) $50.0 $40.0 $30.0 $20.0 $10.0 $0.0 $6.2 $14.2 $27.4 $3.6 (1) $30.7 $40.0+ $45.0+

2001 2002 2003 YTD 2004 2004(e) 2005(e)

(1) YTD 2004 includes October production — total $34.3 billion

(e) estimate

Key Operating Initiatives

Expand geographically and increase sales staff

Expand product menu (Alt-A, Purchase Money, HELOC) Implement Home 1-2-3 Retail expansion Rollout Empower loan origination system

Increased standardization of operations

Cost efficiency

National Production Franchise

3Q04 Loan Production and Market Share

California production 41%

Other Western States production 17%

Market Share 6%

Northeast production 22%

Market Share 12%

Market Share 11%

Market Share 5%

NCEN HQ

< $25 million

$25 - $50 million

$50 - $100 million

$100 million - $1 billion

$1 billion - $5 billion

Regional Processing Centers

Hawaii

Other Eastern States production 20%

Notes: - 2 Proposed Centers for remainder 2004 Philadelphia and Atlanta

- Market share data as of June 30, 2004

Production Characteristics

Nine Months Ended September 30, 2004

NCEN Credit Grade AA A+ A- B C Total

Wtd. Avg. FICO Score 642 598 578 565 555 628

Wtd. Avg. Int.-Fixed 7.2% 7.1% 7.3% 7.6% 8.2% 7.2%

Wtd. Avg. Int.-ARMs 6.7% 7.1% 7.4% 7.7% 8.2% 6.9%

Wtd. Avg. LTV 82.7% 79.6% 76.6% 74.0% 68.4% 81.1%

% of Originations 75.8% 10.1% 6.7% 4.2% 3.2% 100.0%

85.9%

3.2%

28%

72%

ARM

Fixed

11%

54%

35%

Purchase

Cash-Out Refi

Rate/Term Refi

Production Characteristics

Credit Trend Quality – comparing Nine Months Ending

90.0% 80.0% 70.0% 60.0%

50.0% 40.0% 30.0% 20.0% 10.0% 0.0%

587

586

596

611

628

36.7%

47.2%

72.1%

80.3%

85.9%

13.1%

8.4%

5.1% 3.1% 3.2%

2000 2001 2002 2003 2004

630 620 610 600 590 580 570 560 550

Top 2 Credit Grades

Bottom 2 Credit Grades

FICO Score

Risk Management Practices

Originations

Automated credit grading

Every loan underwritten by New Century Associates Comprehensive appraisal review process Internal and external quality control audits Extensive third party due diligence Best practices policy to avoid unfair lending Ongoing training, oversight and feedback to origination units

Mortgage loan portfolio

Proprietary servicing platform – rated/approved by Fitch, S&P/Fannie, and Freddie Established hedging strategy

Vintage Performance

60+ Delinquency by Vintage Year

Delinquency

18% 16% 14% 12% 10% 8% 6% 4% 2% 0%

‘04

‘00 ‘01

‘02

‘99 ‘98 ‘97

‘03

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 Seasoning (in months)

1997 1998 1999 2000 2001 2002 2003 2004

Loan Performance

60+ Delinquency by Vintage and FICO, Securitized Loans Only

60+ Delinquency

FICOs 500-549

30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Age (Months)

1998 1999 2000 2001 2002 2003

60+ Delinquency

FICOs 600-649

30.0% 25.0%

20.0% 15.0% 10.0% 5.0% 0.0%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Age (Months)

1998 1999 2000 2001 2002 2003

60+ Delinquency

FICOs 550-599

30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Age (Months)

1998 1999 2000 2001 2002 2003

60+ Delinquency

FICOs 650+

30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Age (Months)

1998 1999 2000 2001 2002 2003

Business Model Assumptions

Assumed REIT Portfolio Balance $20 $15 $10 $5 $0 $16 $15

$14$ 14

$11 $10

$7

9/30/04 12/31/04 3/31/05 6/30/05 9/30/05 12/31/05 2005 Avg.

Economics of REIT Portfolio

2005 Margin Assumptions

GAAP TAX

Wtd. average coupon 7.35% 7.35%

Pass-thru rate on bonds (3.30%) (3.30%)

Annual losses (1.00%) ( .20%)

Capitalized costs (0.75%) (0.90%)

Servicing costs/fee (0.30%) (0.50%)

Net Margin 2.00% 2.45%

Estimated REIT Earnings

REIT Loan Portfolio Creates GAAP and Tax Spread Income

$14 Billion Avg. Portfolio GAAP TAX

Net Spread Assumptions 2.00% 2.45%

Per Share (1) $4.91 $6.02

1) Assumes 57 million shares outstanding. Dividends are computed based on taxable earnings, not GAAP earnings.

TRS Earnings Assumptions

Production and Operating Margin Assumptions

Production 45 billion

Less: Production Sold to REIT 10 billion

Production Sold in Secondary Market 35 billion

Average Sales Price Over Par, net of discounted sales 3.25%

Warehouse Net Interest Earned 0.50%

Less: Cost of Acquisition (2.25)%

Pre-tax Operating Margin 1.50%

After-tax Operating Margin 0.75%

Projected Earnings per Share $4.61

(a) Assumes a tax rate of 50% due to the amortization of tax expense resulting from the initial transfer of loans from the TRS to the REIT, and assumes 57 million shares outstanding

The Total Return REIT

Assumptions GAAP

REIT $4.91

TRS $4.61

Total EPS $9.52

Dividend $6.00

Retained Earnings $3.52

TAX (1) $6.02

Dividend +

Franchise Growth =

Total Return

(1) The Company will dividend approximately 90%—100% of taxable REIT earnings to shareholders

Summary

New Century – The Total Return REIT

Proven executive management team in various economic cycles with solid track record in portfolio management and loan servicing

Executive officers, including three Founding Managers: Cole, Morrice and Gotschall, with substantial ownership position have long term interests aligned with stockholders

As the largest residential mortgage REIT, we believe that New Century has the size, scale, capital base and flexibility to efficiently operate in a competitive environment

The “Total Return REIT”

Expects REIT to deliver sizeable and stable dividends

Expect TRS to provide retained earnings to grow both the portfolio and annual dividends

Well capitalized company which we expect to provide attractive returns and lower stockholder risk

New Century

Financial Corporation

Legal Information

This slide presentation may be deemed to be solicitation material in connection with the previously announced plan to offer (the “Tender Offer”) to have converted all of the 3.50% Convertible Senior Notes due 2008 of New Century TRS Holdings, Inc. (“New Century TRS”), the direct wholly-owned subsidiary of New Century Financial Corporation (“New Century Financial”). In connection with the proposed Tender Offer, a preliminary prospectus that is part of the joint registration statement on Form S-4 of New Century Financial and New Century TRS was filed with the Securities and Exchange Commission on November 4, 2004. In addition to the joint registration statement, New Century Financial and New Century TRS intend to file other documents relating to the Tender Offer, including a tender offer statement and related offer materials. Investors are urged to read the preliminary prospectus, the joint registration statement on Form S-4, the tender offer statement and other related offer materials and any other relevant documents filed with the Securities and Exchange Commission, including the definitive prospectus when available, because they will contain important information.

You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century Financial and New Century TRS with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

This slide presentation does not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of the securities in respect of the Tender Offer in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.